FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2004

Commission File Number: 333-13580

Telefonos de Mexico, S.A. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Via 190 Colonia Cuauhtemoc Mexico City 06599, Mexico, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö ......Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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Explanatory note: This Form 6-K/A amends and supersedes the Form 6-K furnished on April 30, 2004, which contained a press release summarizing our shareholders' meeting.

TELEFONOS DE MEXICO S.A. DE C.V. (TELMEX) SHAREHOLDERS' MEETING

Mexico City, April 30, 2004. Telefonos de Mexico, S.A. de C.V. (TELMEX) (BMV: TELMEX; NYSE: TMX; NASDAQ: TFONY; LATIBEX: XTMXL) announced that its Annual Ordinary Shareholders' Meeting was held yesterday and approved the following issues:

1. The report by the Board of Directors regarding the performance of the Company and its operations for the fiscal year ended December 31, 2003; the financial statements to that date and the report by the Statutory Auditor in accordance with Article 166 Section IV of the "Ley General de Sociedades Mercantiles", and the Audit Committee report in accordance with Article 14 Bis 3, section IV c) of the "Ley del Mercado de Valores".

2. The payment of a cash dividend of $0.68 pesos per share, from the Net Tax Profit Account divided in four equal payments $0.17 pesos per share, each payable since June 18, 2004, September 17, 2004, December 16, 2004 and March 17, 2005, respectively. For holders of American Depositary Shares specifically, the corresponding record dates will be June 17, 2004, September 16, 2004, December 15, 2004 and March 16, 2005 and the payment dates will be June 25, 2004, September 24, 2004, December 23, 2004 and March 24, 2005 respectively.

3 The acts of the Board of Directors for the fiscal year ended 2003. Additionally, the ratification of the fifth resolution adopted in issue IV.1 of the agenda of the Board of Directors meeting held on November 12, 2003.

4. The members of the Board of Directors, Executive Committee and Statutory Auditors were appointed or ratified as well as the appointment of Mr. Carlos Slim Helu as Honorary Lifetime Chairman of the Board of Directors and in his place, Mr. Carlos Slim Domit was appointed Chairman of the Board of Directors. The rest of the company's Board Members functions were ratified.

5. The Board of Directors, The Statutory Auditors and The Executive Committee were integrated as follows:

Board of Directors, Directors: 1. Carlos Slim Helu (Honorary Lifetime Chairman); 2. Carlos Slim Domit (Chairman); 3. Emilio Azcarraga Jean (1); 4. Jaime Chico Pardo (Vice Chairman) 5. Antonio Cosio Ariño (1);6. Amparo Espinosa Rugarcia (1); 7. Elmer Franco Macias (1); 8. Angel Losada Moreno (1); 9. Romulo O'Farril Jr. (1); 10. Juan Antonio Perez Simon (Vice Chairman) (1);

11. Fernando Senderos Mestre (1); 12. Marco Antonio Slim Domit; 13. James W. Callaway;

14. Richard P. Resnick; 15. Robert L. Henrichs; 16. Rafael Kalach Mizrahi (for series L) (1); 17. Ricardo Martin Bringas ( for series L) (1).

Board of Directors, Alternate Directors (in the respective order): 1. Patrick Slim Domit; 2. Arturo Elias Ayub; 3. Jorge C. Esteve Recolons (1); 4. Jose Humberto Gutierrez-Olvera Zubizarreta; 5. Antonio Cosio Pando (1); 6. Angeles Espinosa Yglesias (1); 7. Agustin Franco Macias (1); 8. Jaime Alverde Goya (1); 9. Antonio Del Valle Ruiz (1); 10. Jose Kuri Harfush (1); 11. Fernando Solana Morales (1); 12. Eduardo Valdes Acra; 13. Carlos Bernal Verea (1); 14. Federico Laffan Fano (1); 15. Jorge A. Chapa Salazar; 16. Bernardo Quintana Isaac (for series L) (1); 17. Francisco Medina Chavez (for series L) (1).

  Independent Directors in accordance with Article 14 bis of the "Ley de Mercado de Valores".

Statutory Auditor: Alberto Tiburcio Celorio and Alternate Statutory Auditor: Fernando Espinosa Lopez.

Executive Committee, Directors: 1. Carlos Slim Domit (President); 2. Juan Antonio Perez Simon;

3. Jaime Chico Pardo; 4. Richard P. Resnick

Executive Committee, Alternate Directors: (in the respective order) 1. Marco Antonio Slim Domit;

2. Antonio Cosio Ariño; 3. Jose Humberto Gutierrez-Olvera Zubizarreta; 4.Robert L. Henrichs

6. Jaime Chico Pardo, Adolfo Cerezo Perez, Sergio F. Medina Noriega and Rafael Robles Miaja were appointed as Special Delegates in order to formalize and fulfill any of the resolutions made by the Shareholders' Meeting.

Telmex is the leading telecommunications company in Mexico with 16.1 million telephone lines in service, 2.5 million line equivalents for data transmission and 1.5 million Internet accounts. Telmex offers telecommunications services through an almost 75 thousand kilometer fiber optic digital network. Telmex and its subsidiaries offer a wide range of advanced telecommunications, data and video services, Internet access as well as integrated telecom solutions for corporate customers. Additionally, the company offers telecommunications services through its affiliates in Argentina, Brazil, Colombia, Chile and Peru. More information about Telmex can be accessed on the Internet at Telmex's website

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2004	TELEFONOS DE MEXICO, S.A. DE C.V. By: /s/ Adolfo Cerezo Perez Name: Adolfo Cerezo Perez Title: Chief Financial Officer